United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 29, 2014

S&T Bancorp, Inc.

(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	0-12508	25-1434426
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 Philadelphia Street, Indiana, PA	15701
(Address of Principal Executive Offices)	Zip Code

Registrant’s telephone number, including area code (800) 325-2265

Former name or address, if changed since last report Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 – Entry into a Material Definitive Agreement.

On October 29, 2014, S&T Bancorp, Inc. (“S&T”) and Integrity Bancshares, Inc. (“Integrity”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Integrity will be merged with and into S&T (the “Merger”). As a result of the Merger, the separate corporate existence of Integrity will cease and S&T will continue as the surviving corporation in the Merger. In addition, under the terms of the Merger Agreement, as soon as practicable following the consummation of the Merger, Integrity Bank, a Pennsylvania state-chartered bank and a wholly-owned subsidiary of Integrity, will merge with and into S&T Bank, a Pennsylvania state-chartered bank and a wholly-owned subsidiary of S&T, with S&T Bank as the surviving bank. However, for a period of at least three years following the Merger, S&T Bank intends to operate bank branches in the markets currently served by Integrity Bank using the name “Integrity Bank—A Division of S&T Bank.”

The Merger Agreement provides that Integrity shareholders will have the opportunity to elect to receive in exchange for each share of Integrity common stock they own immediately prior to completion of the Merger either a cash payment of $52.50 or 2.0627 shares of S&T common stock. All shareholder elections will be subject to allocation and proration procedures set forth in the Merger Agreement which are intended to ensure that, in the aggregate, at least 80% of the Integrity common shares outstanding will be exchanged for S&T common stock. The transaction is expected to be a tax-free exchange to the extent shareholders of Integrity receive stock in exchange for their Integrity shares.

Upon consummation of the Merger, each outstanding vested and unvested option to acquire a share of Integrity common stock will be cancelled in exchange for the right to receive, on the terms and conditions set forth in the Merger Agreement, an amount in cash equal to the excess, if any, of the per-share cash consideration of $52.50 over the exercise price per share.

Following the closing of the Merger, Jim Gibson, Chairman, President and CEO of Integrity, as well as another board member of Integrity, yet to be determined, will be invited to serve on S&T’s board of directors.

Integrity and S&T have made customary representations, warranties and covenants in the Merger Agreement, including Integrity making covenants not to solicit alternative transactions or to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction.

The Merger Agreement contains certain termination rights for both Integrity and S&T, and further provides that, upon termination of the Merger Agreement under certain circumstances, Integrity may be obligated to pay S&T a termination fee of $6,250,000.

Consummation of the Merger is subject to a number of customary conditions, including (i) the approval and adoption by the requisite votes of the holders of the outstanding shares of common stock of Integrity, (ii) the registration of the offering of the S&T common stock to the Integrity shareholders under the Securities Act of 1933, as amended, and the listing of such stock for trading on the NASDAQ Global Select Stock Market, and (iii) certain regulatory approvals.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 7.01 – Regulation FD Disclosure

On October 30, 2014, S&T made available an investor presentation that will be used from time to time through the first quarter of 2015, when the Merger is expected to close, during visits with investors, analysts and other interested parties to assist in their understanding of S&T, Integrity and the Merger. The presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The presentation is also available in the Events and Presentations section of S&T’s web site at www.stbancorp.com.

The information in this Item 7.01 is being furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01 – Other Events.

On October 30, 2014, S&T and Integrity issued a joint press release announcing the execution of the Merger Agreement. The Press Release is attached as Exhibit 99.2 and is incorporated herein by reference.

Forward Looking Statements:

This filing, and the investor presentation incorporated by reference into Item 7.01 herein, contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed merger, the expected returns and other benefits of the proposed merger to shareholders, estimated expense reductions resulting from the transaction and the timing of achievement of such reductions, the impact on tangible book value, and the effect of the merger on S&T’s and S&T Bank’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements, and there can be no assurances that: the proposed merger will close when expected, the expected returns and other benefits of the proposed merger to shareholders will be achieved, the expected operating efficiencies will result, estimated expense reductions resulting from the transaction will occur as and when expected, or that the effect on S&T’s and S&T Bank’s capital ratios will be as expected. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the merger transaction may not be timely completed, if at all; that prior to completion of the merger transaction or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the merger transaction; diversion of management time to merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in S&T’s Form 10-K for the fiscal year ended December 31, 2013 and other documents subsequently filed by S&T with the SEC. Consequently, no forward-looking statement can be guaranteed. S&T does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This presentation is being made in respect of the proposed merger transaction involving S&T and Integrity. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, S&T will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of Integrity. S&T also plans to file other documents with the SEC regarding the proposed merger transaction with Integrity. Integrity will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about S&T will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from S&T’s website (http://www.stbancorp.com/), under the heading “Financial Information” and on Integrity’s website (www.integritybankonline.com), under the heading “Investors”.

Item 9.01 – Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of October 29, 2014, by and between S&T Bancorp, Inc. and Integrity Bancshares, Inc.

99.1	Investor Presentation

99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.

S&T Bancorp, Inc.

/s/ Mark Kochvar
Mark Kochvar
October 30, 2014	Senior Executive Vice President, Chief Financial Officer

Exhibit Index

Number	Description

2.1	Agreement and Plan of Merger, dated as of October 29, 2014, by and between S&T Bancorp, Inc. and Integrity Bancshares, Inc.

99.1	Investor Presentation

99.2	Press Release